

August 10, 2012

<u>Via E-mail</u>
Ms. Julie A. McGraw
Vice President and Chief Financial Officer
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

      Re: National Interstate Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 8, 2012
              File No. 000-51130

Dear Ms. McGraw:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Item 7.Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Overview, page 35</u>

1. Your disclosure appears to give greater prominence to net income from operations, a non-GAAP financial measure, than GAAP net income. Similarly, in your earnings releases furnished on Forms 8-K filed in 2012, you start the releases with the disclosure of a non-GAAP financial measure. Please provide us proposed revised disclosures to be included in future filings that balance the non-GAAP measures with a discussion of the most comparable GAAP measure. Please be sure that the revised disclosures show the GAAP measures with greater prominence than the non-GAAP measures. Please see Item 10(e)(1)(i) of Regulation S-K as well as Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Financial Condition
Investments, page 42

2. In Note 5 to your consolidated financial statements, you disclose investments of $340 million in fixed maturity securities invested in state and local government obligations at December 31, 2011. Please provide us a schedule that shows:

    - The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and
    - For any state, municipality or political subdivision that comprised 10 percent or more of the total, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

Item 15. Exhibits and Financial Statement Schedules, page 90

3. In the "Certain Relationships and Related Party Transactions" section of the Company's Proxy Statement filed March 23, 2012, and incorporated by reference in your Form 10-K, you include transactions between the Company and Validus Reinsurance, Ltd., disclosing that Joseph Consolino serves as both a National Interstate director and as president and chief financial officer of Validus Holdings, Ltd., the parent company of Validus Reinsurance, Ltd. Please include the agreements between the Company and Validus Reinsurance, Ltd., as exhibits to your filing. Alternatively, please provide a supplementary analysis of why these agreements are not related party transactions required to be filed as exhibits pursuant to Regulation S-K Item 601(b)(10).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief